51 Madison Avenue

New York, New York 10010

December 9, 2025

Aaron Brodsky

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	New York Life Investments Active ETF Trust (File No. 333-183489 and File No. 811-22739) (the “Registrant”)

Dear Mr. Brodsky,

This letter responds to comments you provided telephonically on December 5, 2025, regarding the Registrant’s filing on September 19, 2025, of Post-Effective Amendment No. 132 to its registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 138 to its registration statement on Form N-1A under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the NYLI MacKay Muni Allocation ETF, a new series of the Registrant (the “Fund”). Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Prospectus

Comment 1: Please disclose whether the Fund’s environmental, social, and governance (ESG) criteria are applied to every investment or only some investments. If accurate, disclose that an investment in a company could score poorly on ESG factors if it scores high on other factors.

Response: The Subadvisor’s investment process takes into consideration ESG factors that the Subadvisor believes to be applicable for a particular investment. Not every ESG factor is relevant for every investment and the Fund’s disclosure states that “[c]ertain ESG factors may be more relevant for certain sectors or issuers.” Additionally, the Registrant believes the Fund’s disclosure is clear that the Subadvisor’s consideration of ESG factors is one of a number of factors used to select investments and that ESG factors are not determinative of whether or not the Fund will invest in a specific issuer. Accordingly, the Registrant respectfully declines to revise the existing disclosure in response to this comment.

Comment 2: The Fund’s Principal Investment Strategies disclosure states that “the Subadvisor develops an investment strategy to position the Fund among various sectors of the Municipal Bond market and different states”. Consider adding disclosure about what is meant by the term “sectors”.

Response: The Registrant believes that the term “sectors,” as used in the Fund’s Principal Investment Strategies disclosure, is commonly understood by investors and that additional explanation about sectors is not necessary to explain the Fund’s principal investment strategies.

Comment 3: The Fund discloses Money Market/Short-Term Securities Risk as a principal risk of the Fund. Please add disclosure about such investments in the Fund’s Principal Investment Strategies disclosure or remove this risk.

Response: The Registrant notes that although the Fund does not have a principal investment strategy to invest in money market and other short-term instruments, the Fund may hold such instruments as a result of the Fund’s structure and operation as a pooled investment vehicle. Accordingly, the Registrant respectfully declines to add disclosure about a principal strategy to invest in money market or other short-term securities. The Registrant believes it is appropriate to retain the risk disclosure to inform shareholders of potential risks associated with such incidental holdings.

Comment 4: The Fund discloses Private Placement and Restricted Securities Risk as a principal risk of the Fund. Please add disclosure about such investments in the Fund’s Principal Investment Strategies disclosure or remove this risk.

Response: The Registrant has added disclosure to the Fund’s Principal Investment Strategies disclosure.

Statement of Additional Information

Comment 5: In the Staff’s view, the Fund should look through a private activity municipal debt security whose principal and interest are derived principally from a non-government entity in order to determine the industry for purposes of the Fund’s policy on concentration in an industry or group of industries.

Response: With respect to the Fund’s investments in tax-exempt securities for which payments of interest and/or principal are dependent upon revenue derived from projects, the Fund looks through the security for purposes of determining the applicable industry of the security for purposes of the Fund’s policy on concentration. The Fund currently discloses in the “Investment Restrictions–Additional Information Regarding Investment Restrictions” section of the SAI that:

For purposes of industry concentration, tax-exempt securities issued by states, municipalities and their political subdivisions are not considered to be part of any industry, unless their payments of interest and/or principal are dependent upon revenues derived from projects, rather than the general obligations of the municipal issuer (such as private activity and revenue bonds or municipal securities backed principally from the assets or revenues of non-governmental users). (emphasis added)

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If you have any questions or comments in connection with the foregoing, please contact Matthew Curtin at (212) 576.7634 or mcurtin@nylinvestments.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

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